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                                                                       EXHIBIT 5


TUESDAY, SEPTEMBER 30, 1997                            CONTACT:  JEANNE BUCHANAN
                                                                 (713) 653-5095


UNITED MERIDIAN INCREASES 1997 CAPITAL BUDGET,
AMENDS RIGHTS PLAN



Houston, TX - United Meridian Corporation (UMC) today announced that the company's Board of Directors has approved increasing the 1997 capital spending program from $250 million to $359 million.

The increase is prompted by the company's continuing emphasis on exploration, aggressive development program and recent acquisitions of interests in producing properties. Of the total budget, $116 million has been tagged to fund exploration, 57% of which is designated for international operations. UMC has allocated $186 million for field development and $57 million for property acquisitions.

John B. Brock, chairman and chief executive officer of UMC, explained, "We currently have an aggressive, company-wide seismic data acquisition program underway which is critical for defining our 1998 exploratory drilling program. In Equatorial Guinea, for example, we are acquiring some 4,200 square kilometers of 3-D data and 2,100 line kilometers of 2-D data. At the same time, we have more than doubled our development drilling year-over-year and have initiated 'consolidation' acquisitions to increase our interest in areas where we already hold interests and where we feel there is upside potential."


The Board of Directors also agreed to amend UMC's Rights Plan, which was adopted in February 1996 to protect the company's stockholders in the event of takeover action that would deny them the full value of their investment. The original Rights Plan provided for granting one Right for each share
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of UMC voting common stock held; the Rights became exercisable in the event an acquiring party accumulated 15% or more of UMC's voting stock. At its recent meeting, the Board voted to lower the threshold for triggering the exercise of Rights to 10% of UMC's voting stock.

Brock emphasized that he is not aware of any effort to acquire control of the company nor was the Rights Plan amended to prevent an acquisition of the company. "When we originally designated the 15% threshold in the Rights Plan adopted almost two years ago, we were trying to accommodate a major shareholder who already held just under 10% of our stock and was interested in possibly increasing his position," he explained. "This amendment makes our Plan similar to those adopted by a number of other companies, both in and outside of the oil and gas industry."

United Meridian Corporation is a Houston-based independent energy company engaged in the exploration, exploitation and acquisition of crude oil and natural gas properties in the United States and Canada. UMC also has exploration and development activities in West Africa's Cote d'Ivoire and Equatorial Guinea, and has recently commenced exploration programs in Pakistan and Bangladesh. The company's common stock is traded on the New York Stock Exchange under the symbol UMC.


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